Eye C Better Corp



ANNUAL REPORT

50155 Via Aldea

La Quinta, CA 92253

0

http://eyecbetter.com

This Annual Report is dated April 17, 2024.

BUSINESS

Eye C Better Corp. ("Eyecbetter" or the "Company") is a C-Corp. organized under the laws of the state of California. . EyecBetter is a digital healthcare company focused on revolutionizing glaucoma care and screenings. We are currently developing what we believe to be a groundbreaking digital health solution that could empower individuals with glaucoma to take control of their treatment journey. Our patient-centric approach would include personalized analytics, a wearable device for measuring eye pressure (tonometer), a tonometer for clinical use, real-time health coaching, and seamless connectivity to glaucoma healthcare providers, all designed to enhance the overall quality of life for those affected by this condition.

The Company is in the pre-revenue stage of development.

Company's FDA-approval status:

The company is anticipating starting FDA trials in Q4 of 2024 for its tonometry device. We will be seaking 510(k) approval and there are existing predicate tonometry devices currently in clinical use. FDA approval pathway discussed further below.

IP (Intellectual Property):

The Company aims to bring eye healthcare and wearables to market and as such seeks out technology to best serve its mission. The Company currently has two areas of technology for tonometry that are under research and development. The first uses solitary wave-based technology and the other uses speckle pattern technology. The parent company owns subsidiaries that hold agreements with the two universities heading the R&D on these technologies. Eyecbetter NV holds an option agreement with the University of Pittsburgh and eyecbetter DE holds the exclusive global rights agreement with Bar Ilan University. The option agreement with the Univerity of Pittsburgh allows for an agreement on two patents and the executed agreement with Bar Ilan University comes with 24 granted patents.

Univ of Pittsburgh: 04573 62/883,296 8/6/2019 SOLITARY WAVEBASED TRANS-LID TONOMETER US 04573 16/987,020 8/6/2020 SOLITARY WAVEBASED TRANS-LID TONOMETER US

Bar Ilan University: MOTION DETECTION SYSTEM AND METHOD (OPTICAL MICROPHONE) (BIRAD's ref. 7243) Priority: IL184868, 26/07/2007 PCT: PCT/IL2008/001008, 21/07/2008 Country Status Application/patent no. US (United States of America) Granted patent US 8,638,991 EP (European Patent Office) Granted patent EP 2183543 IL (Israel) Granted patent IL 203262 KR (Korea) Granted patent KR 10-1584822 IN (India) Granted patent IN 376/MUMNP/2010 AU (Australia) Granted patent AU 2008278642 CA (Canada) Granted patent CA 2,697,625 METHOD AND SYSTEM FOR NON-INVASIVELY MONITORING BIOLOGICAL OR BIOCHEMICAL PARAMETERS OF INDIVIDUAL (BIRAD's ref. 7320) Priority: US 61/457,202, 28.01.2011 US 61/457,718, 18.05.2011 PCT: PCT/IL2012/050029, 29.01.2012 Country Status Application/patent no. US (CIP-1) (United States of America) Granted patent US 9,668,672 EP (European Patent Office) Granted patent EP 2667778 PCT: PCT/IL2013/050658, 01/08/2013 Priority: 13/564,381, 01.08.2012 (CIP-1); US 61/678,131, 01.08.2012 US (CIP-2) (United States of America) Granted patent US 9,636,041 US (United States of America) Granted patent US 10,390,729 US (United States of America) Patent application pending Us 16/548,037 US (Continuation) (United States of America) Granted patent US 10,398,314 IL (Israel) Granted patent IL 236742 CA (Canada) Granted patent CA 2879255 JP (Japan) Granted patent JP 6645828 JP (Divisional) (Japan) Granted patent JP 3228289 EP (European Patent Office) Abandoned EP 13753907.8 CN (China) Granted patent CN 201380041088.5 HK (Hong Kong) Granted patent HK 1210001A PCT: PCT/IL2015/050100, 28/01/2015 Priority: 14/168,730, 30.01.2014 (CIP-2); IN (India) Abandoned IN 201627025595 IL (Israel) Granted patent IL 246815 CA (Canada) Abandoned CA 2937109 JP (Japan) Granted patent JP 6585064 AU (Australia) Granted patent AU 2015212330 EP (European Patent Office) Granted patent EP 3099223 CN (China) Granted patent CN 201580011995.4 HK (Hong Kong) Granted patent HK 1210001A KR (Korea) Abandoned KR 10-2016-7023964 SYSTEM AND METHOD FOR CALCULATING A CHARACTERISTIC OF A REGION OF INTEREST OF AN INDIVIDUAL (BIRAD's ref. 7527 Priority: 62/594,039, 04/12/2017 PCT: PCT/IL2018/051319, 02/12/2018 Country Status Application no. US (United States of America) Patent application pending US 16/769,054 SYSTEM AND METHOD FOR MONITORING BIOMECHANICAL CHARACTERISTICS OF AN EYE US provisional application No. 63/382,875 November 8, 2022 Country Status Application no. US (United States of America) Patent application pending US 63/382,875

Parent Company (Raising Entity):

Eye C Bettter Corp (CA)

Subsidiaries:

ECB IOP Device Corp (DE)

EyeCbetter Corp (NV)

The parent company, Eye C Better (CA), was founded in California in 2021. ECB IOP Device Corp (DE) has been a 92% owned subsidiary of Eye C Better Corp (CA) since 2021 and Eyecbetter Corp (NV) is a wholly-owned subsidiary of Eye C Better (CA) since 2021. The parent company is a digital healthcare company that delivers patient care using hardware and software. The subsidiaries are companies focused on developing hardware to support healthcare in ophthalmology.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $399,885.00

Number of Securities Sold: 817,350

Use of proceeds: Seed 1 Device and Platform R&D

Date: January 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $320,000.00

Number of Securities Sold: 320,000

Use of proceeds: Seed II Device and Platform R&D

Date: March 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $350,000.00

Number of Securities Sold: 175,000

Use of proceeds: Seed III: Device and Platform R&D

Date: July 01, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Eyecbetter is a pre-revenue company. Options for the company to operate include generating revenue as quickly as possible or raising capital. The company is currently pursuing a crowdfunding campaign in an effort to raise capital and will be continuing its capital raising efforts with institutional investors following the completion of the crowdfunding campaign. In addition, the company has a digital therapeutic that is now operational and ready to launch. We anticipate our therapeutic products will be launched upon the successful raise of roughly $2.5 million.

Foreseeable major expenses based on projections:

Major company expenses fall into three categories: (1) R&D for our hardware and software products; (2) Corporate expenses that occur as a normal state of operating (licenses, legal counsel, vendors, clinical trials, FDA approval); and (3) Human resources.

Future operational challenges:

Eyecbetter is facing a number of operational challenges in the future, including:

Data management and security: Eyecbetter will be collecting and storing a large amount of patient data. This data must be securely managed and protected from unauthorized access or disclosure. Eyecbetter will need to invest in robust data security and privacy measures.

Interoperability: Devices and systems need to be interoperable with other healthcare systems, such as electronic health records (EHRs) and telemedicine platforms. This can be challenging, as there is no single standard for interoperability in healthcare. Eyecbetter will need to work with other stakeholders to develop and implement interoperability solutions.

Reimbursement: Reimbursement for remote health monitoring services is still in its early stages of development. We will need to work with payers to develop and implement sustainable reimbursement models.

Patient engagement: It is important for patients to be engaged in their own care, especially when it comes to remote healthcare. We are developing strategies to educate and support patients in using our software and devices and managing their data. We believe that our patient care coordinators are the key to keeping patients engaged.

Workforce shortages: The healthcare industry is facing a shortage of skilled workers, and the remote health sector is no exception. Eyecbetter is working with companies to train people with visual disabilities which represent a population of underemployed qualified workers.

Future challenges related to capital resources:

Eyecbetter faces a number of challenges to future capital resources, including:

Climate change: Climate change is a major threat to global economic growth and stability. Corporations will need to invest in climate change mitigation and adaptation measures, which could put a strain on their capital resources.

Demographic shifts: The global population is aging and becoming more urbanized. These demographic shifts will create new demands on corporations and their capital resources. For example, corporations will need to invest in new products and services to meet the needs of the aging population, and they will need to invest in infrastructure and services to support the growing urban population. We anticipate that eyecbetter's users will increase as the global population ages given that eye disease is more prevalent in older individuals.

Technological change: Technological change is happening at an unprecedented pace. Corporations will need to invest in new technologies to stay competitive, which could put a strain on their capital resources. While eyecbetter has the only non-contact, non-airpuff technology known to its management, it will need to continue to be at the forefront of patient centric and user-friendly technologies. However, acquiring new technologies can be expensive, and corporations need to carefully evaluate the potential return on investment before making these acquisitions.

Geopolitical instability: The world is becoming increasingly unstable, with geopolitical risks such as trade wars and regional conflicts. These risks could disrupt global supply chains and make it more difficult for corporations to access capital.

Rising interest rates: Central banks are raising interest rates in an effort to combat inflation. This could make it more expensive for corporations to borrow money, which could limit eyecbetter's investment in capital resources.

Investing in renewable energy: Corporations are under increasing pressure to reduce their carbon footprint and invest in renewable energy. However, investing in renewable energy can be expensive. Eyecbetter will need to find ways to finance these investments without sacrificing their long-term profitability.

Developing new products and services for emerging markets: Emerging markets are growing rapidly, and corporations need to develop new products and services to meet the needs of these markets. However, investing in emerging markets can be risky, and corporations need to carefully manage their capital resources to avoid overexposure.

Future milestones and events:

Eyecbetter will be required to conduct clinical evaluation of the device for both FDA Clearance and CE Marking. The iCare Home tonometer will be used as the predicate device for FDA 510(k) submission and thus provides guidance for the required clinical trial.

The company will conduct a prospective, observational multi-center clinical trial to assess the safety of the device and determine the measurement agreement between self-measured IOP and clinic measured IOP by Goldman applanation tonometry. Performance goals for agreement are called out in ANSI Z80.10-2009. The trial is expected to have roughly 400 participants maximum at five US sites. The protocol will consist of the following steps:

· Patient training on home IOP measurement.

· Multiple (3) self-measurements without assistance using the eyecbetter device.

· Three measurements by clinical staff using Goldmann applanation tonometry.

Patient data will be collected using other testing procedures and evaluations such as auto- refraction, auto-keratometry, discomfort assessment, assessment of fluorescein staining of the cornea and Oxford scheme grading of any corneal epithelial defects, and corneal pachymetry.

Each participant will spend no more than 4 hours in the study and the trial is expected to last 2-4 months.

Study Summary:

· 5 US sites

· 400 participants

· $100 stipend per participant

· $5,000 for IRB approval

· $200,000 for study design and statistical analysis

· $500 per patient for clinic time and staff

· Misc. budget items include equipment, travel, site startup costs Estimated cost of Study: $505,000

Eyecbetter plans to sell the Home-IOP device primarily in the US market and secondarily in Canada, the European Union, Brazil, UK, Japan, and Australia.

FDA Clearance for the US market – The eyecbetter Home-IOP device is a Class II device and will require a 510(k) premarket submission made to FDA to demonstrate that the device is safe and effective. The company will be required to conduct a clinical trial to show the device meets performance goals. The FDA typically responds to a 510(k) submission within 90 days.

Regulatory Clearance in the European Union – The eyecbetter Home-IOP device will be regulated as a Class IIa Medical Device in the European Union under the EU's Medical Device Regulation (MDR EU 2017/745). To market the product in Europe and many other countries in the world, the company will submit a Technical File to our European Notified Body to request a CE Mark (Conformitè Europëenne). The CE Mark represents a manufacturer's declaration that the product complies with all EU-wide requirements.

Eyecbetter will implement a Quality System that conforms to both ISO-13485 and FDA's Title 21 CFR 820 regulation. These regulations specify requirements specific to the design and manufacture of medical devices. The Company will use BSI (https://www.bsigroup.com/en- US/) as its Notified Body and be audited under the Medical Device Single Audit Program (MDSAP). The MDSAP audit is recognized by regulatory bodies in the United States, Canada, Brazil, Australia and Japan.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $114,990.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Joel M. Solano

Amount Owed: $150000

Interest Rate: 6%

Nature/ amount of interest in the transaction: Secured promissory note agreement Material Terms: On June 12, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

Creditor: Joel M. Solano

Amount Owed: $150000

Interest Rate: 6%

Nature/ amount of interest in the transaction: Secured promissory note agreement Material Terms: On Dec 5, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on Dec 5, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Joel Molina Solano

Joel Molina Solano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer & Sole Director

Dates of Service: January, 2020 - Present

Responsibilities: Develop company objectives and implement proposed plans. Salary: $200 per hour in the form of equity. Joel has never taken cash out of the Company.

Other business experience in the past three years:

Employer: Glaucoma Specialist

Title: Acuity Eye Group

Dates of Service: March, 2017 - Present

Responsibilities: Clinician

Name: Joy Michelle Glen

Joy Michelle Glen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Sales and Marketing Officer

Dates of Service: November, 2021 - Present

Responsibilities: My role is to support all marketing and fundraising campaign initiatives. Salary: $115 per hour

Other business experience in the past three years:

Employer: HearingLife

Title: Region Vice President

Dates of Service: December, 2019 - November, 2021

Responsibilities: Oversee all marketing for the company.

Name: Alan Michael Goodloe Jr

Alan Michael Goodloe Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Digital Information Officer

Dates of Service: August, 2021 - Present

Responsibilities: Responsibilities: Responsible for all IT staff, Technology decisions & Data Assets for the company. Salary: $115 per hour

Other business experience in the past three years:

Employer: Freelance

Title: Chief Digital Consultant

Dates of Service: July, 2020 - October, 2021

Responsibilities: Chief Advisor to global Manufacturing, CPG, Logistics and Private Equity organizations focused on delivering data modernization strategies & blueprints, innovation accelerators and new product disruption opportunities.

Name: Matthew George Rhodes

Matthew George Rhodes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO Consultant

Dates of Service: November, 2021 - Present

Responsibilities: Responsible for all financials including projections. Salary: $125 per hour, 5-10 hours per week

Other business experience in the past three years:

Employer: WSAudiology

Title: Vice President, Strategy & Business Development

Dates of Service: April, 2019 - November, 2022

Responsibilities: Member of Executive Leadership Team. Oversight of Program Management Office (PMO), Mergers & Acquisitions (M&A), and Business Intelligence & Analytics (BI)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Joel Molina Solano

Amount and nature of Beneficial ownership: 6,306,063

Percent of class: 38.46

Title of class: Common Stock

Stockholder Name: Chadwick Wasilenkoff

Amount and nature of Beneficial ownership: 4,799,813

Percent of class: 29.28

RELATED PARTY TRANSACTIONS

Name of Entity: Joel M. Solano

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Secured promissory note agreement

Material Terms: On June 12, 2023, the company entered into a secured promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

Material Terms: On Dec 5, 2023, the company entered into a secured promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on Dec 5, 2024.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,020,661 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 16,504,623 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our EyeCBetter products. Delays or cost overruns in the development of our EyeCBetter products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that EyeCBetter products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 24 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2024.

Eye C Better Corp

By   /s/ *Joel Solano*

    Name: Eye C Better Corp

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Eye C Better

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	**AS OF DEC 31, 2022 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
CA Checking 2155	40,595.63	313,773.46
CA Savings 8387	114,990.47	200,017.60
DE Checking 3871	2,026.79	23,745.35
DE Savings 8187	1,000.50	1,000.26
NV Checking 1199	2,585.34	60.34
NV Savings 6698	1,000.47	1,000.23
Total Bank Accounts	**$162,199.20**	**$539,597.24**
Accounts Receivable		
Accounts Receivable (A/R)	120.00	
Total Accounts Receivable	**$120.00**	**$0.00**
Total Current Assets	**$162,319.20**	**$539,597.24**
Other Assets		
Start up costs	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$162,319.20**	**$539,597.24**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CC CA 7720 (deleted)	0.00	1,184.79
Chase 1247	3,967.47	
Total Credit Cards	**$3,967.47**	**$1,184.79**
Other Current Liabilities		
Loan from Shareholder	0.00	0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$3,967.47**	**$1,184.79**
Total Liabilities	**$3,967.47**	**$1,184.79**
Equity		
Investment	1,680,424.32	1,254,975.69
Retained Earnings	-716,563.24	-27,376.88
Net Income	-805,509.35	-689,186.36
Total Equity	**$158,351.73**	**$538,412.45**
TOTAL LIABILITIES AND EQUITY	**$162,319.20**	**$539,597.24**

Eye C Better

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Sales	120.00	
Total Income	**$120.00**	**$0.00**
GROSS PROFIT	**$120.00**	**$0.00**
Expenses		
1. Senior Management		
Chief Sales & Marketing Officer	215,628.74	56,250.00
Computer Equip/Cell Phone	205.67	2,036.80
Office Administration	11,700.00	28,912.50
Patient Care Coordinator	45,097.95	21,000.00
Principal Scientist	24,450.00	77,350.00
Software Licenses (SM)	2,384.95	1,055.11
Total 1. Senior Management	**299,467.31**	**186,604.41**
2. Research & Development		
Director Quality/Regulatory/Director of R&D	3,892.39	7,926.69
Hardware		4,970.15
IP/Patent	26,915.71	15,176.84
License Agr/Ongoing R&D	242,287.00	273,172.60
Software Licenses (RD)	240.00	270.00
Solid Works, Development Tools	431.84	
Travel	6,982.31	1,799.47
Total 2. Research & Development	**280,749.25**	**303,315.75**
3. IT & App Development		
Digital Prod Dev/Infrastructure/Dev Interfaces	9,070.00	70,000.00
Website Build/Hst/Trans	287.00	7,427.04
Total 3. IT & App Development	**9,357.00**	**77,427.04**
4. Marketing - Global Headquarters		
Brand Development	71.00	21,534.00
Conferences	7,263.10	24,658.40
Director of Program Integrity	123,833.47	50,285.00
Promotional Items	3,703.03	134.80
Software Licenses	929.00	904.40
Total 4. Marketing - Global Headquarters	**135,799.60**	**97,516.60**
5. General & Administrative		
AGM & Board Meeting	2,308.75	4,994.89
Audit & Accounting	25,375.00	1,468.65
Bank fees	699.13	7.58
Dues & Subscriptions	2,554.00	984.66
Insurance	6,492.39	
Internet and Software	10,216.92	128.71

Eye C Better

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Investor Relations	14,770.36	8,828.02
Miscellaneous	0.00	
Office Supplies	5,900.14	190.26
Office/General Administrative Expenses	555.21	
SEC Filings & Other Legal	1,455.18	4,332.40
Taxes	3,618.70	800.00
Telecommunications	603.49	
Travel & Ent	5,720.27	2,607.83
Total 5. General & Administrative	**80,269.54**	**24,343.00**
Uncategorized Expense		0.00
Total Expenses	**$805,642.70**	**$689,206.80**
NET OPERATING INCOME	**$ -805,522.70**	**$ -689,206.80**
Other Income		
Interest Earned	13.35	20.44
Total Other Income	**$13.35**	**$20.44**
NET OTHER INCOME	**$13.35**	**$20.44**
NET INCOME	**$ -805,509.35**	**$ -689,186.36**

Eye C Better

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-805,509.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-120.00
CC CA 7720 (deleted)	-1,184.79
Chase 1247	3,967.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,662.68**
Net cash provided by operating activities	**$ -802,846.67**
FINANCING ACTIVITIES	
Investment	425,448.63
Net cash provided by financing activities	**$425,448.63**
NET CASH INCREASE FOR PERIOD	**$ -377,398.04**
Cash at beginning of period	539,597.24
CASH AT END OF PERIOD	**$162,199.20**

CAPITATION TABLE: Eye C Better (CA Corp)
12/31/23

Available Shares (Common)	100,000,000
Outstanding Shares (Common)	16,921,061
Issuance Outstanding (Common)	17%

Available Shares (Preferred)	25,000,000
Outstanding Shares (Preferred)	0
Issuance Outstanding (Preferred)	0%

CURRENT

Group	Shareholder Name	Share Type	# Shares	Proceeds Exchanged	Year	%
						100%
MANAGEMENT	JS	Common	6,488,284	$ -	n/a	
	CW	Common	4,799,813	$ -	n/a	
	PD	Common	596,401	$ -	n/a	
	AB	Common	401,157	$ -	n/a	
	JG	Common	207,900	$ -	n/a	
	LA	Common	79,775	$ -	n/a	
	AG	Common	221,362	$ -	n/a	
	HB	Common	53,895	$ -	n/a	
	LK	Common	10,075	$ -	n/a	
	PC	Common	19,504	$ -	n/a	
	TL	Common	600,000	$ -	n/a	
	JB	Common	4,500	$ -	n/a	
	DH	Common	17,275	$ -	n/a	
	KA	Common	5,885	$ -	n/a	
	GS	Common	550	$ -	n/a	
	JS	Common	10,575	$ -	n/a	
	TD	Common	161	$ -	n/a	
	BB	Common	7,000	$ -	n/a	
	BM	Common	1,000	$ -	n/a	
	KM	Common	5,153	$ -	n/a	
	MR	Common	17,969	$ -	n/a	
	SS	Common	1,000	$ -	n/a	
	AD	Common	15,000	$ -	n/a	
	KM	Common	11,166	$ -	n/a	
	MR	Common	29,194	$ -	n/a	80%
CW FAMILY	JW	Common	400,000	$ -	n/a	
	DI	Common	250,000	$ -	n/a	
	TW	Common	500,000	$ -	n/a	
	KW	Common	500,000	$ -	n/a	
	DI	Common	50,000	$ -	n/a	
	PM	Common	50,000	$ -	n/a	
	AA	Common	50,000	$ -	n/a	
	CA	Common	25,000	$ -	n/a	
	MC	Common	4,700	$ -	n/a	11%
Seed I	BM	Common	20,000	$ 10,000	2022	
	PS	Common	217,500	$ 108,750	2022	
	MR	Common	219,850	$ 109,925	2022	
	DH	Common	50,000	$ 25,000	2022	
	ML	Common	20,000	$ 10,000	2022	
	AL	Common	20,000	$ 10,000	2022	
	JD	Common	20,000	$ 10,000	2022	
	MC	Common	20,000	$ 10,000	2022	
	RV	Common	20,000	$ 10,000	2022	
	RH	Common	50,000	$ 25,000	2022	
	EL	Common	60,000	$ 30,000	2022	
	JG	Common	100,000	$ 50,000	2022	5%
Seed II	RS	Common	20,000	$ 20,000	2022	
	EJ	Common	150,000	$ 150,000	2022	
	FT	Common	25,000	$ 25,000	2022	
	JK	Common	25,000	$ 25,000	2022	
	RL	Common	25,000	$ 25,000	2022	
	AR	Common	25,000	$ 25,000	2022	
	JO	Common	25,000	$ 25,000	2022	
	BT	Common	25,000	$ 25,000	2022	2%
Seed III	JL	Common	50,000	$ 100,000	2022	
	JH	Common	100,000	$ 200,000	2022	
	CK	Common	25,000	$ 50,000	2022	1%
Crowdfunding	Start Engine	Common (Non-Voting Shares)	174,417	$ 177,553	2023	1%

NOTE 1 – NATURE OF OPERATIONS

Company: Eye C Better Corp
Address: 50155 Via Aldea, La Quinta, CA 92253 State of Incorporation: CA
Date Incorporated: June 03, 2021

Eye C Better Corp was formed on June 3, 2021 ("Inception") in the State of CA. The financial statements of Eye C Better Corp (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in La Quinta, CA.

EyeBetter is a digital healthcare company focused on revolutionizing glaucoma care and screenings. We are currently developing what we believe to be a groundbreaking digital health solution that could empower individuals with glaucoma to take control of their treatment journey. Our patient-centric approach would include personalized analytics, a wearable device for measuring eye pressure (tonometer), a tonometer for clinical use, real-time health coaching, and seamless connectivity to glaucoma healthcare providers, all designed to enhance the overall quality of life for those affected by this condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from digital therapeutics when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CAstate jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Joel M. Solano (Founder) Amount Owed: $300,000 Interest Rate: 6.0%
Nature/ amount of interest in the transaction: Secured promissory note agreement Material Terms: On June

12, 2023 and again on Dec 21, 2023, the company entered into a secured promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024, and Dec 21, 2024 respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock/Preferred Stock
We have authorized the issuance of 100 million shares of our common stock with a non-assigned par value. As of Dec 31, 2023 the company has currently issued 16,921,061 shares of our common stock. We have authorized the issuance of 25 million preferred shares and the company has currently not issued any shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Creditor: Joel M. Solano (Founder) Amount Owed: $300,000 Interest Rate: 6.0%
Nature/ amount of interest in the transaction: Secured promissory note agreement Material Terms: On June 12, 2023 and again on Dec 21, 2023, the company entered into a secured promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024, and Dec 21, 2024 respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through Dec 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _____Joel Solano_____, the _____CEO_____(Principal Executive Officers) of ____Eye C Better Corp_____(Company Name), hereby certify that the financial statements of _____Eye C Better Corp_____ (Company Name) and notes thereto for the periods ending ___31Dec2022_____ (first Fiscal Year End of Review) and _____31Dec2023_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Eye C Better Corp has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

Joel M. Solano   (Signature)

___CEO_____ (Title)

____March 4, 2024_____ (Date)

CERTIFICATION

    I, Joel Solano, Principal Executive Officer of Eye C Better Corp, hereby certify that the financial statements of Eye C Better Corp included in this Report are true and complete in all material respects.

Joel Solano

CEO